Exhibit 99.1

PRESS RELEASE

Republic of the Congo: TotalEnergies is Awarded a New
Exploration Permit

Paris, September 1, 2025 – TotalEnergies (50%, operator), together with its partners QatarEnergy (35%) and the national company SNPC (15%), has been awarded the Nzombo exploration permit in the Republic of the Congo.

The 1,000 square kilometer Nzombo permit is located 100 kilometers off the coast of Pointe-Noire, close to the Moho production facilities operated by TotalEnergies EP Congo. The work program includes the drilling of one exploration well, which is expected to spud before the end of 2025.

“This award of a promising Exploration permit, with the material Nzombo prospect, reflects our continued strategy of expanding our Exploration portfolio with high impact prospects, which can be developed leveraging our existing facilities, and confirms our longstanding partnership with the Republic of the Congo,” said Kevin McLachlan, Senior Vice-President Exploration at TotalEnergies.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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